GTx, Inc.
Computation of Deficiency of Earnings Available to Cover Fixed Charges	Exhibit 12.1

	Three Months Ended	Year Ended December 31,
	March 31, 2008	2007	2006	2005	2004	2003
Loss:
Pretax loss from continuing operations	$(12,743)	$(40,359)	$(35,510)	$(36,839)	$(22,348)	$(14,194)
Fixed charges (from below)	20	35	32	32	21	18

Total loss	$(12,723)	$(40,324)	$(35,478)	$(36,807)	$(22,327)	$(14,176)

Fixed charges:
Estimated interest portion of rent expenses	$20	$35	$32	$32	$21	$18

Total fixed charges	$20	$35	$32	$32	$21	$18

Coverage deficiency	$(12,743)	$(40,359)	$(35,510)	$(36,839)	$(22,348)	$(14,194)